EXHIBIT A-2

INFORMATION WITH RESPECT TO TRANSACTIONS EFFECTED

Date of Transaction	Average Price per Share*	Type of Transaction	Number of Shares Purchased
March 28, 2025	USD 8.3803	Open Market Purchase	1,024,286
March 28, 2025	NOK 87.412	Open Market Purchase	855,622
April 1, 2025	USD 8.2493	Open Market Purchase	901,664
April 1, 2025	NOK 84.3425	Open Market Purchase	193,528
April 2, 2025	USD 8.3489	Open Market Purchase	1,265,223
April 2, 2025	NOK 86.7552	Open Market Purchase	842,584
April 3, 2025	USD 8.1417	Open Market Purchase	4,416,430
April 3, 2025	NOK 84.4070	Open Market Purchase	189,960

*Transactions denominated in Norwegian Krone (NOK) consist of Shares purchased on the Oslo Stock Exchange.